Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-193256) and related Prospectus of Noranda Aluminum Acquisition Corporation for the exchange offer for 11% Senior Notes due 2019 for a like principal amount of outstanding 11% Senior Notes due 2019 and to the incorporation by reference therein of our reports dated February 28, 2013, with respect to the consolidated financial statements of Noranda Aluminum Holding Corporation, and the effectiveness of internal control over financial reporting of Noranda Aluminum Holding Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Nashville, Tennessee
January 29, 2014